UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 30, 2007
Commission File Number 1-32591
_____________________
SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
_____________________

Unit 2, 7th Floor, Bupa Centre,
141 Connaught Road West,
Hong Kong
China
(Address of principal executive offices)
_____________________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	☐	No	☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	☐	No	☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated March 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: March 30, 2007	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit 1
Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN CORPORATION SIGNS CONTRACT TO BUILD
TWO NEW 2500 TEU VESSELS

- 10-Year Charters Arranged with K-Line -

Hong Kong, China, March 30, 2007 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) today announced that it has signed contracts to build two 2500 TEU vessels at Jiangsu Yangzijiang Shipbuilding Co. Ltd. (“Jiangsu”) in China. These new orders are in addition to the eight 2500 TEU vessels Seaspan ordered from Jiangsu in 2006. The two newbuilding vessels will be delivered in March and June, 2010. The total delivered cost is expected to be approximately $46.4 million per vessel, subject to certain pre-delivery expenses remaining at budgeted levels.

Seaspan also announced that it has arranged simultaneous ten-year charter agreements for these two vessels with Kawasaki Kisen Kaisha, Ltd. (“K-Line”) of Japan at a rate of $17,880 per day. K-Line is Japan’s third-largest liner operator and is ranked 13th in the world by TEU capacity.

Each new vessel is expected to contribute between $4.5 million and $4.9 million in incremental EBITDA per annum upon delivery. For this purpose, EBITDA shall mean net earnings before interest, undrawn credit facility fees, taxes, depreciation and amortization of deferred financing fees. This should result in an increase in distributable cash when the vessels are delivered and operating.

“We are very pleased to expand our customer base by adding another major Japanese line to our portfolio,” said Gerry Wang, Chief Executive Officer of Seaspan. “This acquisition also expands our relationship with Jiangsu as we now have ten 2500 TEU vessels in line to be delivered over the next three years from this shipbuilder. Given the large number of ships in this series, we expect to realize significant economies of scale in the design, outfitting and construction supervision costs of these vessels.”

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Seaspan Management Services Limited will supervise the construction of the new vessels and operate the ships for Seaspan at an estimated fixed rate of $4,200 per day through 2011.

The company will use its existing credit facility to fund the down payments for these vessels. Permanent financing will be arranged in the coming months.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s fleet of 43 containerships consists of 26 existing containerships and 17 to be delivered over approximately the next three years. The 17 vessels that Seaspan has contracted to purchase are already committed to long-term time charters ranging from 10 to 12 years. Seaspan’s operating fleet of 24 vessels has an average age of approximately five years with an average remaining charter period of approximately eight years. Seaspan’s customer base consists of six of the largest liner companies, including China Shipping Container Lines, A.P. Møller-Mærsk, Mitsui O.S.K. Lines, Hapag-Lloyd, COSCO Container Lines and K-Line.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW”.

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan Management Services Limited’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations Inquiries:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman
The IBG Group
Tel. 212-477-8438

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